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As filed with the Securities and Exchange Commission on August 31, 2005

Registration No. 333-125640

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BROADVISION, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code number)	94-3184303 (I.R.S. Employer Identification Number)
585 Broadway Redwood City, CA 94063 (650) 261-5100 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Pehong Chen
President and Chief Executive Officer
BroadVision, Inc.
585 Broadway
Redwood City, CA 94063
(650) 261-5100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Kenneth L. Guernsey, Esq. Virginia C. Edwards, Esq. Peter H. Werner, Esq. Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, California 94111 (415) 693-2000	Eleazer N. Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

Approximate date of commencement of proposed sale to the public:
From time to time after the registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

23,539,405 Shares

BroadVision, Inc.

Common Stock

         This prospectus relates to the offer and sale, from time to time, of up to 23,539,405 shares of BroadVision, Inc. common stock issuable to the selling stockholders listed on page 19 of this prospectus. The shares of common stock being offered by the selling stockholders are issuable upon conversion of the convertible notes, upon exercise of the warrants and, solely at the election of BroadVision under certain circumstances, as interest on the convertible notes, which notes and warrants were issued pursuant to a Securities Purchase Agreement dated as of November 10, 2004. BroadVision will not receive any proceeds from the sale of the shares by the selling stockholders.

        For a description of the plan of distribution of the shares, see page 21 of this prospectus.

        Our common stock is listed on The NASDAQ National Market under the symbol "BVSN." On August 29, 2005, the last reported sale price for our common stock was $0.83.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

        References in this prospectus to "we," "us" and "our" refer to BroadVision, Inc. and its subsidiaries. BroadVision®, BroadVision One-To-One®, iGuide®, Interleaf® and Interleaf Xtreme® are our U.S. registered trademarks. Our common law trademarks (designated by ™) in the United States and other countries include BroadVision Commerce, BroadVision Content, BroadVision Deployment, BroadVision eMarketing, BroadVision Multi-Touchpoint, BroadVision Portal, BroadVision Process, BroadVision QuickSilver, BroadVision Search, Energizing e-Business, Click-to-Create, BroadVision Command Center, BroadVision Publishing Center, BroadVision Instant Publisher, and any of the registered marks that are not registered in the particular country where the mark is being used. Trademarks, service marks and trade names of other companies appearing in this prospectus are the property of their respective holders.

        You should rely only on the information or representations provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and/or the documents incorporated by reference. You should read the following summary together with the entire prospectus carefully, including the "Risk Factors" section, and our consolidated financial statements and related notes appearing in documents incorporated by reference.

BROADVISION, INC.

Our Business

        We develop, market and support a suite of personalized self-service web applications that enable organizations to unify their e-business infrastructure and conduct both interactions and transactions with employees, partners and customers. Our integrated suite of process, commerce, portal and content solutions helps organizations rapidly increase revenues and reduce costs. As of June 30, 2005, we had licensed our products to more than 1,000 end-user customers and partners.

Corporate Information

        We were incorporated in Delaware in May 1993 and have been a publicly traded corporation since 1996. From 2001 to date, our annual revenue has declined and we have incurred significant losses and had negative cash flows from operations. As of June 30, 2005, we had negative working capital and an accumulated deficit of $1.2 billion. The majority of these accumulated losses to date have resulted from non-cash charges associated with our 2000 acquisition of Interleaf, Inc. and restructuring charges related to excess real estate. During 2004, we entered into a series of termination agreements to buy out of nearly all of our excess lease obligations.

        Our principal executive offices are located at 585 Broadway, Redwood City, California 94063. Our telephone number is (650) 261-5100. Our website address is www.broadvision.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock to be offered by the selling stockholders	23,539,405 Shares
Common stock outstanding prior to this offering	34,181,112 Shares
Use of proceeds
We will not receive any of the proceeds from the sale of the shares by the selling stockholders, but we may receive proceeds from the exercise of warrants held by the selling stockholders. We will apply such proceeds, if any, toward funding our working capital. See "Use of Proceeds."
Nasdaq National Market symbol	BVSN

RECENT DEVELOPMENTS

Entry into Merger Agreement and Noteholder Agreement

        On July 25, 2005, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bravo Holdco, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Bravo Holdco"), and Bravo Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Bravo Holdco ("Merger Sub"), pursuant to which, subject to satisfaction or waiver of the conditions therein, it is intended that we will merge with and into Merger Sub, and our separate corporate existence will thereupon cease, but Bravo Holdco may, at its option, elect to amend the Merger Agreement to provide for (i) the merger of Merger Sub or any other affiliate of Bravo Holdco or Bravo Holdco's majority stockholder, Vector Capital Corporation ("Vector"), with and into us, or (ii) our merger with and into any other affiliate of Bravo Holdco or Vector (the "Merger").

        Under the terms of the Merger Agreement, the holders of shares of our common stock (other than stockholders who exercise appraisal rights under Delaware law) that are outstanding immediately prior to the consummation of the Merger will receive $0.84 in cash for each share of our common stock at the time of the consummation of the Merger (the "Effective Time"). In addition, at the Effective Time, each vested stock option that is outstanding immediately prior to the consummation of the Merger will be automatically converted into an amount in cash equal to, for each share of our common stock underlying such option, the excess (if any) of $0.84 over the per share exercise price of such option.

        The consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of our common stock, customary regulatory approvals and other closing conditions. In order to induce Bravo Holdco to enter into the Merger Agreement, Dr. Pehong Chen, our Chairman, President and Chief Executive Officer, on behalf of himself and a trust of which he is a Trustee (the "Chen Trust"), has entered into a voting agreement with Bravo Holdco pursuant to which Dr. Chen has agreed, among other things, to vote all shares of our common stock held by himself and the Chen Trust in favor of the Merger and the adoption of the Merger Agreement. Dr. Chen and the Chen Trust hold an aggregate of 5,874,985 shares of our common stock (approximately 17% of the outstanding shares of our common stock on July 25, 2005) and options to purchase an additional 1,704,444 shares of common stock.

        The Merger Agreement contains certain termination rights and expense reimbursement provisions in favor of both us and Bravo Holdco. Upon termination of the Merger Agreement under certain specified conditions, we may be required to reimburse the documented transaction expenses of Bravo Holdco, Merger Sub and Vector, up to a maximum of $980,000. Upon termination of the Merger

Agreement under certain other specified conditions, BroadVision may be required to pay Bravo Holdco the greater of (i) this expense reimbursement or (ii) a termination fee of $862,600.

        The Merger is expected to close in the late third or fourth quarter of 2005; however, there can be no assurance that the Merger will be consummated in that time period or at all.

        In connection with the execution and delivery of the Merger Agreement, Vector entered into a letter agreement in favor of us and Bravo Holdco pursuant to which, among other things, Vector committed to invest funds in Bravo Holdco as a source of funding for the Merger. Vector's commitment is conditioned only upon the prior fulfillment or waiver of each and all of the conditions precedent to Bravo Holdco's and Merger Sub's obligations to consummate the Merger under the Merger Agreement. Vector has expressed its desire to have Dr. Chen remain involved with the Company after the Merger and has entered into an arrangement with Dr. Chen under which Dr. Chen may purchase up to 9.5% of the equity securities of Bravo Holdco.

        On July 25, 2005, we entered into an agreement with certain of the holders of our outstanding convertible notes, which we originally issued pursuant to the terms of a Securities Purchase Agreement dated as of November 10, 2004 (the "Securities Purchase Agreement"), regarding the treatment in connection with the Merger of the convertible notes and warrants issued to the noteholders under the Securities Purchase Agreement (the "Noteholder Agreement"). Under the terms of the Noteholder Agreement, all principal and accrued interest on the notes that is outstanding at the effective time of the Merger, together with certain other amounts payable to the noteholders, will be repaid within one business day following the Effective Time of the Merger and the notes and warrants will be extinguished. Subject to our performance of our obligations under the Noteholder Agreement, the noteholders have consented to the completion of the Merger.

        Our entry into the Merger Agreement and the Noteholder Agreement is further described in our Schedule 14A filed on July 26, 2005 and our current report on Form 8-K filed on July 29, 2005. As described beneath the caption, "Additional Information About the Proposed Transaction and Where You Can Find It," in the Schedule 14A filed on July 26, 2005, we filed on August 23, 2005 a preliminary proxy statement related to the Merger Agreement and the Merger.

Financial Results and Liquidity

        On July 26, 2005, we issued two press releases that announced the Merger Agreement and our financial results for the second quarter ended June 30, 2005 and included a discussion of our liquidity and financial outlook. We stated in these announcements that we face serious liquidity issues, and our net cash balance will likely be insufficient to meet our obligations in the second half of 2005. As a result, if we do not complete the Merger or obtain additional financing prior to the time our cash resources become insufficient for our needs, we will be unable to meet all of our payment obligations, which would seriously harm our business and future prospects and could jeopardize our ability to continue as a going concern and/or complete the Merger. For further information about this and other risks we face, see the section below entitled "Risk Factors" and, in particular, the subsection entitled "Risks related to our business—We face serious liquidity challenges and, as a result, if the proposed Merger with Bravo Holdco were delayed or not completed, we expect that our business and future prospects would be materially and adversely affected and we might be forced to cease operations as a going concern."

Recently Filed Litigation

        On July 28, 2005, representatives of ours received copies of four complaints relating to purported class action lawsuits, each filed by an alleged holder of shares of our common stock and each filed in California Superior Court for the County of San Mateo. These complaints are captioned Gary Goberville, et al., vs. Pehong Chen, et al., Civ 448490, Cookie Schwartz, et al., vs. BroadVision, Inc., et al, Civ 448516, Leon Kotovich, et al., vs. BroadVision, Inc., et al, Civ 448518 and Anthony Noblett, et al., vs.

BroadVision, Inc., et al, Civ 448519. Each claim names our directors and us as defendants, and each alleges that the director defendants violated their fiduciary duties to our stockholders by, among other things, failing to maximize our value and ignoring, or failing to adequately protect against, certain purported conflicts of interest. Each complaint seeks, among other things, injunctive relief and damages in an unspecified amount. We anticipate that similar actions may be filed in the future against some or all of the same defendants. Management believes that we have meritorious defenses to the allegations contained in the complaint and intends to defend each case vigorously. No trial dates have been scheduled.

Potential NASDAQ Delisting Based on Stock Price

        The trading price of our common stock on the NASDAQ National Market has been less than $1.00 per share since we announced the Merger Agreement and, because the holders of our common stock are to receive $.84 per share cash in the Merger, can be expected to remain below $1.00 per share. As a result, we expect to receive notice in early September 2005 that our common stock is subject to delisting from the NASDAQ Stock Market if its trading price does not rise above $1.00 per share and remain there for a sustained period within the 180-day period following such notice. For further information about this risk, see the "Risk Factors—Our common stock is likely to become subject to delisting from the NASDAQ Stock Market due to failure to maintain a minimum bid price of $1.00 per share."

EXPLANATORY NOTE

        On November 10, 2004, we entered into the Securities Purchase Agreement, which provided for the private placement (the "Private Placement") of up to $20 million of convertible notes to the selling stockholders. We initially issued $16 million of notes which are convertible into common stock at a fixed conversion price of $2.76 per share, or a 15% premium to our common stock's trailing 10-day volume weighted average price on November 10, 2004. The convertible notes bear interest at a rate of six percent per annum and are repayable in either cash or, solely at our election under certain circumstances, common stock beginning in June 2005 over a period of up to three years, depending on the occurrence of certain events. The selling stockholders also received warrants to purchase approximately 1.7 million shares of our common stock at a price of $3.58 per share. The warrants became exercisable on May 10, 2005, and have a term of five years. This prospectus relates to the offer and sale, from time to time, of the shares of our common stock issuable to the selling stockholders upon conversion of the convertible notes, upon exercise of the warrants and, solely at our election under certain circumstances, as interest on the convertible notes. We are registering, pursuant to the terms of a registration rights agreement entered into as part of the private placement (the "Registration Rights Agreement"), 150% of the shares of common stock that we estimate would be issued to the selling stockholders upon conversion of the convertible notes, upon exercise of the warrants and, solely at our election under certain circumstances, as interest on the convertible notes.

        On November 10, 2004, we also issued to the selling stockholders pursuant to the terms of the Securities Purchase Agreement additional investment rights that provided for an additional $4 million of convertible notes to be issued to the investors at their option or, under certain circumstances, at our option. Shares of our common stock underlying those additional notes have not been registered, and this prospectus does not cover the offer or sale of such shares. All of the additional rights expired without having been exercised, in whole or in part, on July 10, 2005.

        Previously, in December 2004, we filed a registration statement relating to the offer and sale of our common shares underlying the securities acquired by the selling stockholders, including the common shares underlying the notes issuable upon the exercise of the additional invesment rights. We engaged in discussions with the Securities and Exchange Commission (the "SEC") in connection with the SEC's review of the December 2004 registration statement regarding the character of the additional investment rights and the availability of the securities law exemption on which we relied in offering the additional investment rights and the common shares underlying the additional investment rights. As a result of these discussions we amended the December 2004 registration statement to remove the shares of our common stock reserved for issuance upon exercise of these additional investment rights, and we subsequently withdrew the December 2004 registration statement, as amended. On June 8, 2005, we filed a new registration statement, of which this prospectus is a part, relating to the offer and sale of our common shares underlying the securities, other than the additional investment rights, acquired by the selling stockholders.

        It is uncertain whether the general solicitation that occurred in connection with the December 2004 registration statement, as subsequently amended and withdrawn, and the June 8, 2005 registration statement, could be held to have resulted in a violation of Section 5 of the Securities Act of 1933 (the "Securities Act") with regard to the Private Placement. We do not believe that a Section 5 violation has occurred. However, it is possible that one might argue that a violation resulted from the public offering of common shares underlying the securities issued in the Private Placement while the Private Placement was deemed to be continuing. Under such a theory, the Private Placement would be deemed to be continuing while the additional investment rights were still outstanding and, as a result, the selling stockholders were still eligible to make an investment decision with regard to the exercise of those rights. Under these circumstances, because the Private Placement could be deemed to be continuing, any general solicitation in connection with the Private Placement securities could be held to have tainted the private placement exemption from registration upon which we relied when issuing securities in the Private Placement. Although the additional investment rights are now expired and any deemed continuation of the private transaction is now terminated, such expiration in itself might not cure a Section 5 violation.

        If we were held by a court to have violated Section 5 of the Securities Act in connection with the November 2004 private placement of securities, such court could order that we remit the consideration paid by the selling stockholders to us for all the securities we sold to them in violation of Section 5 of the Securities Act, with interest, upon the tender back to us of such securities or for damages, if they no longer own such securities. In connection with the financing, we have issued and sold to the selling stockholders $16 million in convertible notes, of which approximately $13.1 million in principal remains unpaid, and warrants to purchase approximately 1.7 million shares of our common stock, none of which have been exercised. Accordingly, our liability to the selling stockholders for a Section 5 violation could be the requirement that we repay in cash on an accelerated basis the remaining principal amount owed under the convertible notes. The accelerated repayment of some or all of the amounts we received from the selling stockholders would leave us with insufficient working capital to conduct our business, and there can be no assurance that we would have sufficient cash to meet such an accelerated repayment obligation. Thus, any finding by a court of competent jurisdiction that we were in violation of Section 5 and therefore must repay amounts outstanding under the convertible notes before they are due to be repaid could have a material adverse effect on our operations. While we might contest any claimed Section 5 violation, any related litigation would be costly to defend and could harm our results of operations, financial condition and liquidity. In addition, we cannot offer any assurance that the extent of our exposure to damages would be limited to the amounts we received from the selling stockholders, plus interest.

        The amount that we currently owe under the convertible notes is already recorded in our financial statements as a current liability. As a result, any uncertainty as to whether or not we violated Section 5 in connection with the private placement of the convertible notes does not affect our financial statements. However, under certain circumstances and at our election, we may satisfy our principal and interest repayment obligations by converting amounts owed into shares of our common stock, under the terms of the notes. In addition, the holders of the notes may elect to convert the outstanding principal amount in whole or in part into our common shares. If any portion of the convertible notes were converted into shares of our common stock, rather than recording these shares on our balance sheet under stockholders' equity, we would record these shares as contingent equity rights, which would be a separate line item on our balance sheet. Recording these shares as a contingent equity right would appropriately reflect the uncertainty as to whether or not these shares were issued in violation of Section 5 of the Securities Act and therefore could carry with them a right of rescission.

RISK FACTORS

        The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our common stock could decline.

Risks related to our business

We face serious liquidity challenges and, as a result, if the proposed Merger with Bravo Holdco were delayed or not completed, we expect that our business and future prospects would be materially and adversely affected and we might be forced to cease operations as a going concern.

        Due to a combination of factors, we currently anticipate that our available cash resources will likely be insufficient to meet our payment obligations by some point in the fourth quarter of 2005. The factors contributing to this belief include softness in our revenues in 2005, cash payment requirements under our outstanding convertible notes, severance payments in connection with our recent reduction in workforce and costs associated with the Merger. If our cash resources become insufficient to meet our obligations as they become due, our business and future prospects would be seriously harmed and our ability to operate our business as a going concern and complete the Merger could be jeopardized. We believe that we would be unable to obtain additional financing on acceptable terms under our existing bank credit facility or otherwise. The requirements we must meet in order to obtain financing under our bank credit facility became more stringent in July 2005, and we presently anticipate being unable to meet the new requirements for the foreseeable future. In order to obtain financing from any other source, we would be required to obtain the approval of Bravo Holdco (assuming the Merger Agreement had not been terminated), the lender under our existing bank credit facility and the holders of our outstanding convertible notes. Even if we obtained the requisite consents, it is likely that we would be unable to procure additional financing, and if any financing were available, it would likely be on highly disadvantageous terms given our financial condition and we believe would merely postpone rather than avert our liquidity challenges. We believe that our sale represents the only available strategic alternative to address our urgent need for liquidity and capital resources. As a result, if the Merger is not completed, we believe we would no longer be able to pursue our business strategy and would be forced to effect our liquidation or a comparable alternative and we believe our stockholders would receive no consideration in such a scenario. Upon termination of the Merger Agreement under certain specified conditions, we may be required to reimburse the documented transaction expenses of Bravo Holdco, Merger Sub and Vector Capital, up to a maximum of $980,000. Upon termination of the Merger Agreement under certain other specified conditions, we may be required to pay Bravo Holdco the greater of (1) this expense reimbursement and (2) a termination fee of $862,600. We believe that any obligation to pay these expenses or fees would further deteriorate our cash position.

Recently filed litigation related to the Merger Agreement may be costly and divert our management's attention from our business.

        On July 28, 2005, representatives of ours received copies of four complaints relating to purported class action lawsuits, each filed by an alleged holder of shares of our common stock and each filed in California Superior Court for the county of San Mateo. These complaints are captioned Gary Goberville, et al., vs. Pehong Chen, et al., Civ 448490, Cookie Schwartz, et al., vs. BroadVision, Inc., et al, Civ 448516, Leon Kotovich, et al., vs. BroadVision, Inc., et al, Civ 448518 and Anthony Noblett, et al., vs. BroadVision, Inc., et al, Civ 448519. Each claim names our directors and BroadVision, Inc. as defendants, and each alleges that the director defendants violated their fiduciary duties to our stockholders by, among other things, failing to maximize our value and ignoring, or failing to adequately protect against, certain purported conflicts of interest. Each complaint seeks, among other things, injunctive relief and damages in an unspecified amount. We anticipate that similar actions may be filed in the future against some or all of the same defendants. This litigation, as well as any other securities class-action litigation that might be initiated against us, could result in substantial costs and a diversion of management's attention and resources.

The convertible notes provide that upon the occurrence of various events of default and change of control transactions, the noteholders would be entitled to require us to redeem the notes for cash. If an event of default or change of control occurs, we may be unable to redeem the notes, and any redemption may leave us with little or no working capital in our business.

        The convertible notes allow the noteholders to require redemption of the notes upon the occurrence of various events of default, such as the termination of trading of our common stock on the Nasdaq National Market, or specified change of control transactions. In such a situation, if an event of default occurs, we may be required to redeem all or part of the convertible notes including payment of applicable interest and penalties. These payments must be made within 5 business days of receipt of a notice of redemption. Some of the events of default include matters over which we may have some, little or no control. Many other events of default are described in the agreements we executed when we issued the convertible notes. One such event of default is the failure of the registration statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or before May 9, 2005. On May 9, 2005, we and the noteholders amended the Registration Rights Agreement to extend the deadline to September 6, 2005 although, as described above, we are making penalty payments to the noteholders at the rate of $160,000 per month, which payments will continue until such time as the required registration statement is declared effective by the SEC. If an event of default, such as the failure of the registration statement of which this prospectus is a part to be declared effective by the SEC on or before September 6, 2005, or a change of control occurs, we may be unable to pay the redemption price in cash. Any such redemption could leave us with little or no working capital for our business. We have not established a sinking fund for payment of our outstanding convertible notes, nor do we anticipate doing so. Under an agreement we entered into with certain of the noteholders on July 25, 2005, the noteholders have consented to the completion of the Merger, subject to our performance of our payment and other obligations under the agreement.

We have a history of losses and our future profitability on a quarterly or annual basis is uncertain, which could have a harmful effect on our business and the value of our common stock.

        Since 2000 we have incurred substantial net operating losses and have not achieved positive cash flows from operations. For the year ended December 31, 2004 we had a net loss, before a gain related to a real estate transaction, of $2.9 million. As of March 31, 2005, we had an accumulated deficit of approximately $1.2 billion.

        Given our planned operating and capital expenditures, for the foreseeable future we expect our results of operations to fluctuate, and during this period we are likely to incur losses and negative cash flows. If our revenue does not increase or if we fail to maintain our expenses at an amount less than our projected revenue, we will not be able to achieve or sustain operating profitability on a consistent basis, if at all. We are continuing efforts to reduce and control our expense structure. We believe strict cost containment and expense reductions are essential to achieving positive cash flow and profitability. A number of factors could preclude us from successfully bringing costs and expenses in line with our revenues, including unplanned uses of cash, the inability to accurately forecast business activities and further deterioration of our revenues. If we are not able to effectively reduce our costs and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate our business.

        Our failure to operate profitably or control negative cash flows on a quarterly or annual basis could harm our business and the value of our common stock. If the negative cash flow continues, our liquidity and ability to operate our business would be severely and adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our operational losses and negative cash flows, reducing our operating flexibility.

Our management identified three material weaknesses in the effectiveness of our internal control over financial reporting as of December 31, 2004 and we cannot assure you that additional material weaknesses will not be discovered in the future.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004, and this assessment identified the following three material weaknesses:

1.
Two senior accounting managers in our finance department, with a combined ten years of experience working for us, resigned during the fourth quarter of 2004, and we failed to either hire adequate replacements or adequately train and supervise our existing accounting staff to ensure that the absence of the senior accounting managers would not negatively impact our controls over financial reporting.

2.
Management reviews of key account reconciliations failed to detect inconsistencies between amounts stated in the reconciliations of the respective accounts and the general ledger. These failures are also attributed to inadequate staffing and training, as further described in the preceding paragraph.

3.
Our procedures for reviewing the accuracy of maintenance contract data were inadequate and could result in a failure to detect and correct keypunch or other errors or omissions.

        We believe we have sufficiently remediated the identified material weaknesses. However, the market for skilled accounting personnel is competitive, and due to the restructuring efforts as of June 30, 2005 and the significant recent events, we may have difficulty in retaining our staff. Our inability to staff the department with competent personnel with sufficient training may affect our internal controls over financial reporting to the extent that we may not be able to prevent or detect material misstatements. Inferior internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our business currently depends on revenue related to our BroadVision Self-Service Suite, and if the market does not increasingly accept this product and related products and services, our revenue may continue to decline.

        We generate our revenue from licenses of the BroadVision Self-Service Suite, including process, commerce, portal and content management and related products and services. We expect that these products, and future upgraded versions, will continue to account for a large portion of our revenue in the foreseeable future. Our future financial performance will depend on increasing acceptance of our current product and on the successful development, introduction and customer acceptance of new and enhanced versions of our products. If new and future versions and updates of our products and services do not gain market acceptance when released commercially, or if we fail to deliver the product enhancements and complementary third party products that customers want, demand for our products and services, and our revenue, may decline.

If we are unable to keep pace with the rapid technological changes in online commerce and communication, our products and services may fail to be competitive.

        Our products and services may fail to be competitive if we do not maintain or exceed the pace of technological developments in Internet commerce and communication. Failure to be competitive could cause our revenue to decline. The information services, software and communications industries are characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements and evolving industry standards and practices. The introduction of products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete. Our future success will depend, in part, on our ability to:

  •
  develop leading technologies;

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  enhance our existing products and services;

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  develop new products and services that address the increasingly sophisticated and varied needs of our prospective customers; and

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  respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

Our sales and product implementation cycles are lengthy and subject to delay, which make it difficult to predict our quarterly results.

        Our sales and product implementation cycles generally span months. Delays in customer orders or product implementations, which are difficult to predict, can affect the timing of revenue recognition and adversely affect our quarterly operating results. Licensing our products is often an enterprise-wide decision by prospective customers. The importance of this decision requires that we engage in a lengthy sales cycle with prospective customers. A successful sales cycle may last up to nine months or longer. Our sales cycle is also affected by a number of other factors, some of which we have little or no control over, including the volatility of the overall software market, the business condition and purchasing cycle of each prospective customer, and the performance of our technology partners, systems integrators and resellers. The implementation of our products can also be time and resource intensive, and subject to unexpected delays. Delays in either product sales or implementations could cause our operating results to vary significantly from quarter to quarter.

Actions being taken to improve our revenue may not be effective and the expected benefits may not be realized when expected or at all.

        In March 2004, we announced the Company's latest product, "BroadVision Process," and presented this product in a worldwide multi-city "Energizing e-Business World Tour." In addition, we have recently taken a number of steps in an effort to improve our sales processes and/or increase revenue including: increasing our spending on variable marketing programs and hiring additional marketing personnel; reorganizing our sales force; hiring a new Senior Vice President, Business Development, and several other senior sales managers; and implementing changes in our sales methodology. While these initiatives are intended to increase our revenue, they may not be successful. The new additions to management may not be as effective as anticipated. In addition, the implementation of new methodologies and the retraining process involved in developing sales for our new products may adversely impact revenue by creating longer sales cycles during the transition period.

Because our quarterly operating results are volatile and difficult to predict, our quarterly operating results in one or future periods are likely to fluctuate significantly, which could cause our stock price to decline if we fail to meet the expectations of securities analysts or investors.

        Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. For example, in the quarters ended September 30, 2003, December 31, 2003 and March 31, 2004, our revenues declined 15%, increased 25% and declined 10%, respectively, as compared to the previous fiscal quarter. In the quarters ended June 30, 2003, September 30, 2003 and December 31, 2003, our revenues declined 8%, 7% and 15%, respectively, as compared to the same quarterly periods in the prior fiscal year. If our revenues, operating results, earnings or future projections are below the levels expected of securities analysts or investors, our stock price is likely to decline.

        We expect to continue to experience significant fluctuations in our results of operations due to a variety of factors, some of which are outside of our control, including:

  •
  introduction of products and services and enhancements by us and our competitors;

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  competitive factors that affect our pricing;

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  market acceptance of new products;

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  the mix of products sold by us;

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  changes in our pricing policies or our competitors;

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  changes in our sales incentive plans;

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  the budgeting cycles of our customers;

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  customer order deferrals in anticipation of new products or enhancements by us or our competitors or because of macro-economic conditions;

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  nonrenewal of our maintenance agreements, which generally automatically renew for one-year terms unless earlier terminated by either party upon 90-days notice;

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  product life cycles;

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  changes in strategy;

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  seasonal trends;

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  the mix of distribution channels through which our products are sold;

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  the mix of international and domestic sales;

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  the rate at which new sales people become productive;

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  changes in the level of operating expenses to support projected growth;

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  increase in the amount of third party products and services that we use in our products or resell with royalties attached;

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  fluctuations in the recorded value of outstanding common stock warrants that will be based upon changes to the underlying market value of our common stock;

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  the timing of receipt and fulfillment of significant orders; and

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  costs associated with litigation, regulatory compliance and other corporate events such as operational reorganizations.

        As a result of these factors, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons are not accurate indicators of future performance. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. If we are unable to adjust spending in a timely manner to compensate for any revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results. If our operating results in one or more future quarters fail to meet the expectations of securities analysts or investors, we would expect to experience an immediate and significant decline in the trading price of our stock.

Because a significant portion of our sales activity occurs at the end of each fiscal quarter, delays in a relatively small number of license transactions could adversely affect our quarterly operating results.

        A significant proportion, generally 47% to 56%, of our sales are concentrated in the last month of each fiscal quarter. Gross margins are high for our license transactions. Customers and prospective customers may use these conditions in an attempt to obtain more favorable terms. While we endeavor to avoid making concessions that could result in lower margins, the negotiations often result in delays in closing license transactions. Small delays in a relatively small number of license transactions could have a significant impact on our reported operating results for that quarter.

We have substantially modified our business and operations and will need to manage and support these changes effectively in order for our business plan to succeed.

        We substantially expanded then contracted our business and operations since our inception in 1993. We grew from 652 employees at the end of 1999 to 2,412 employees at the end of 2000 and then reduced our numbers to 1,102 at the end of 2001, 449 at the end of 2002, 367 at the end of 2003 and 337 at the end of 2004. On June 29, 2005, our Board of Directors approved a business restructuring plan, which included a reduction in headcount by an additional 63 employees. As a consequence of our employee base growing and then contracting so rapidly, we entered into significant contracts for facilities space for which we ultimately determined we did not have a future use. We announced during the third and fourth quarters of 2004 that we had agreed with the landlords of various facilities to renegotiate future lease commitments, extinguishing a total of approximately $156 million of future obligations. The management of the expansion and later reduction of our operations has taken a considerable amount of our management's attention during the past several years. As we manage our business to introduce and support new products, we will need to continue to monitor our workforce and make appropriate changes as necessary. If we are unable to support past and implement future changes effectively, we may have to divert additional resources away from executing our business plan and toward internal administration. If our expenses significantly outpace our revenues, we may have to make additional changes to our management systems and our business plan may not succeed.

Modifications to our business and operations may not result in a reduced cost structure as anticipated and may otherwise adversely impact our productivity.

        Since 2000, we have substantially modified our business and operations in order to reduce our cost structure. These modifications included closing facilities, reducing liability for idle lease space and reducing our employee headcount, while maintaining sales efforts and providing continuing customer support by reallocating the workload among continuing employees. We may not realize anticipated reductions in our cost structure, which will delay or prevent us from achieving sustained profitability. In addition, these modifications may result in lower revenues as a result of the decreased headcount in our sales and marketing and professional services groups, or other adverse impacts on productivity that we did not anticipate.

We are dependent on direct sales personnel and third-party distribution channels to achieve revenue growth.

        To date, we have sold our products primarily through our direct sales force. Our ability to achieve significant revenue growth in the future largely will depend on our success in recruiting, training and retaining sufficient direct sales personnel and establishing and maintaining relationships with distributors, resellers and systems integrators. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires as well as employees of our distributors, resellers and systems integrators require training and take time to achieve full productivity. Our recent hires may not become as productive as necessary, and we may be unable to hire and retain sufficient numbers of qualified individuals in the future. We have entered into strategic alliance agreements with partners, under which partners have agreed to resell and support our current BroadVision product suite. These contracts are generally terminable by either party upon 30 days'

notice of an uncured material breach or for convenience upon 90 days' notice prior to the end of any annual term. Termination of any of these alliances could harm our expected revenues. We may be unable to expand our other distribution channels, and any expansion may not result in revenue increases. If we fail to maintain and expand our direct sales force or other distribution channels, our revenues may not grow or they may decline.

Competition with resellers could limit our sales opportunities and jeopardize these relationships.

        We sell products through resellers and third-party systems integrators. In some instances, we target our direct selling efforts toward markets that are also served by some of these resellers. This competition may adversely impact our revenue by limiting our ability to sell our products and services directly in these markets and jeopardizing, or resulting in termination of, these relationships.

Failure to maintain relationships with third-party systems integrators could harm our ability to achieve our business plan.

        Our relationships with third-party systems integrators who deploy our products have been a key factor in our overall business strategy, particularly because many of our current and prospective customers rely on integrators to develop, deploy and manage their online marketplaces. Our efforts to manage our relationships with systems integrators may not succeed, which could harm our ability to achieve our business plan due to a variety of factors, including:

  •
  Systems integrators may not view their relationships with us as valuable to their own businesses. The related arrangements typically may be terminated by either party with limited notice and in some cases are not covered by a formal agreement.

  •
  Under our business model, we often rely on our system integrators' employees to perform implementations. If we fail to work together effectively, or if these parties perform poorly, our reputation may be harmed and deployment of our products may be delayed or inadequate.

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  Systems integrators may attempt to market their own products and services rather than ours.

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  Our competitors may have stronger relationships with our systems integrators than us and, as a result, these integrators may recommend a competitor's products and services over ours.

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  If we lose our relationships with our systems integrators, we will not have the personnel necessary to deploy our products effectively, and we will need to commit significant additional sales and marketing resources in an effort to reach the markets and customers served by these parties.

We may be unable to manage or grow our international operations, which could impair our overall growth.

        We derive a significant portion of our revenue from our operations outside North America. In the twelve months ended December 31, 2004, approximately 52% of our revenues were derived from international sales. If we are unable to manage or grow our existing international operations, we may not generate sufficient revenue required to establish and maintain these operations, which could slow our overall growth and impair our operating margins.

        As we rely heavily on our operations outside of North America, we are subject to significant risks of doing business internationally, including:

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  unexpected changes in regulatory requirements;

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  export controls relating to encryption technology and other export restrictions;

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  tariffs and other trade barriers;

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  difficulties in staffing and managing foreign operations;

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  political and economic instability;

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  fluctuations in currency exchange rates;

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  reduced protection for intellectual property rights in some countries;

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  cultural barriers;

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  seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and

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  potentially adverse tax consequences.

        Our international sales growth will be limited if we are unable to establish additional foreign operations, expand international sales channel management and support, hire additional personnel, customize products for local markets and develop relationships with international service providers, distributors and system integrators. Even if we are able to successfully expand our international operations, we may not succeed in maintaining or expanding international market demand for our products.

Current and potential competitors could make it difficult for us to acquire and retain customers now and in the future.

        The market for our products is intensely competitive. We expect competition in this market to persist and increase in the future. If we fail to compete successfully with current or future competitors, we may be unable to attract and retain customers. Increased competition could also result in price reductions for our products and lower profit margins and reduced market share, any of which could harm our business, results of operations and financial condition.

        Many of our competitors have significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products and a larger installed customer base, any of which could provide them with a significant competitive advantage. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. Some of our competitors, particularly established software vendors, may also be able to provide customers with products and services comparable to ours at lower or at aggressively reduced prices in an effort to increase market share or as part of a broader software package they are selling to a customer. We may be unable to match competitors' prices or price reductions, and we may fail to win customers that choose to purchase an information technology solution as part of a broader software and services package. As a result, we may be unable to compete successfully with current or new competitors.

Our success and competitive position will depend on our ability to protect our proprietary technology.

        Our success and ability to compete are dependent to a significant degree on our proprietary technology. We hold a U.S patent, issued in January 1998, on elements of the BroadVision platform, which covers electronic commerce operations common in today's web business. We also hold a U.S. patent, issued in November 1996, acquired as part of the Interleaf acquisition on the elements of the extensible electronic document processing system for creating new classes of active documents. Although we hold these patents, they may not provide an adequate level of intellectual property protection. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. It is also possible that third parties may claim we have infringed their patent, trademark, copyright or other proprietary rights. Claims may be made for indemnification resulting from allegations of infringement. Intellectual property infringement claims may be asserted against us as a result of the use by third parties of our products. Claims or litigation, with or without merit, could result in substantial costs and diversions of resources, either of which could harm our business.

        We also rely on copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have registered "BroadVision", "iGuide", "BroadVision Self-Service Suite", "BroadVision Process", "BroadVision Commerce", "Broadvision Portal", "BroadVision Content" and Interleaf as trademarks in the United States and in other countries. It is possible that our competitors or other companies will adopt product names similar to these trademarks, impeding our ability to build brand identity and possibly confusing customers.

        As a matter of company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products will be difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property.

A breach of the encryption technology that we use could expose us to liability and harm our reputation, causing a loss of customers.

        If any breach of the security technology embedded in our products were to occur, we would be exposed to liability and our reputation could be harmed, which could cause us to lose customers. A significant barrier to online commerce and communication is the secure exchange of valuable and confidential information over public networks. We rely on encryption and authentication technology, including OpenSSL and public key cryptography technology featuring the major encryption algorithms RC2 and MDS, to provide the security and authentication necessary to effect the secure exchange of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could cause a breach of the RSA or other algorithms that we use to protect customer transaction data.

The loss or malfunction of technology licensed from third parties could delay the introduction of our products and services.

        We rely in part on technology that we license from third parties, including relational database management systems from Oracle and Sybase, Informix object request broker software from IONA Technologies PLC, and database access technology from Rogue Wave Software. The loss or malfunction of any of these technology licenses could harm our business. We integrate or sublicense this technology with internally developed software to perform key functions. For example, our products and services incorporate data encryption and authentication technology licensed from Open SSL. Third-party technology licenses might not continue to be available to us on commercially reasonable terms, or at all. Moreover, the licensed technology may contain defects that we cannot control. Problems with our technology licenses could cause delays in introducing our products or services until equivalent technology, if available, is identified, licensed and integrated. Delays in introducing our products and services could adversely affect our results of operations.

Our executive officers, key employees and highly skilled technical and managerial personnel are critical to our business, and they may not remain with us in the future.

        Our performance substantially depends on the performance of our executive officers and key employees. We also rely on our ability to retain and motivate qualified personnel, especially our management and highly skilled development teams. The loss of the services of any of our executive officers or key employees, particularly our founder and Chief Executive Officer, Dr. Pehong Chen, could cause us to incur increased operating expenses and divert senior management resources in searching for replacements. The loss of their services also could harm our reputation if our customers were to become concerned about our future operations. We do not carry "key person" life insurance policies on any of our employees. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these personnel is intense, especially in the Internet industry. We have in the past experienced, and may continue to experience, difficulty in hiring and retaining sufficient numbers of highly skilled employees. The significant downturn in our business environment has had a negative impact on our operations. We have restructured our operations by reducing our workforce and implementing other cost containment activities. These actions could lead to disruptions in our business, reduced employee morale and productivity, increased attrition, and problems with retaining existing and recruiting future employees.

Limitations on the online collection of profile information could impair the effectiveness of our products.

        Online users' resistance to providing personal data, and laws and regulations prohibiting use of personal data gathered online without express consent or requiring businesses to notify their web site visitors of the possible dissemination of their personal data, could limit the effectiveness of our products. This in turn could adversely affect our sales and results of operations.

        One of the principal features of our products is the ability to develop and maintain profiles of online users to assist business managers in determining the nature of the content to be provided to these online users. Typically, profile information is captured when consumers, business customers and employees visit a web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Profiles can be augmented over time through the subsequent collection of usage data. Although our products are designed to enable the development of applications that permit web site visitors to prevent the distribution of any of their personal data beyond that specific web site, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. The mere perception by prospective customers that substantial security and privacy concerns exist among online users, whether or not valid, may indirectly inhibit market acceptance of our products.

        In addition, new laws and regulations could heighten privacy concerns by requiring businesses to notify web site users that the data captured from them while online may be used by marketing entities to direct product messages to them. We are subject to increasing regulation at the federal and state levels relating to online privacy and the use of personal user information. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. In addition, the U.S. Federal Trade Commission, or FTC, has urged Congress to adopt legislation regarding the collection and use of personal identifying information obtained from individuals when accessing web sites. The FTC has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our customers' ability to collect demographic and personal information from users, which could impair the effectiveness of our products.

We may not have adequate back-up systems, and natural or manmade disasters could damage our operations, reduce our revenue and lead to a loss of customers.

        We do not have fully redundant systems for service at an alternate site. A disaster could severely harm our business because our service could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems at our facility in Redwood City, California, which reside on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, acts of terrorism, telecommunications failures and similar events. In addition, our facilities in California could be subject to electrical blackouts if California faces another power shortage similar to that of 2001. Although we do have a backup generator that would maintain critical operations, this generator could fail. We also have significantly reduced our workforce in a short period of time, which has placed different requirements on our systems and has caused us to lose personnel knowledgeable about our systems, both of which could make it more difficult to quickly resolve system disruptions. Disruptions in our internal business operations could harm our business by resulting in delays, disruption of our customers' business, loss of data, and loss of customer confidence.

Risks related to our common stock

Our common stock is likely to become subject to delisting from the NASDAQ Stock Market due to failure to maintain a minimum bid price of $1.00 per share.

        The trading price of our common stock on the NASDAQ National Market has been less than $1.00 per share since we announced the Merger Agreement and, because the holders of our common stock are to receive $.84 per share cash in the Merger, can be expected to remain below $1.00 per share. Under the listing rules of the NASDAQ Stock Market, if the trading price of our common stock remains below $1.00 per share for a period of 30 consecutive business days, our common stock will become subject to delisting. As a result, we expect to receive notice in early September 2005 that our common stock is subject to delisting from the NASDAQ Stock Market. The receipt of this notice commences a period of 180 calendar days within which the trading price of our common stock must be at least $1.00 per share for at least 10 consecutive business days, or longer in some circumstances, in order to avoid delisting at the end of the 180-day period. Accordingly, if the Merger has not been completed prior to the end of this 180-day period, our common stock is likely to be delisted from the NASDAQ Stock Market at that time.

Our stock price has been highly volatile.

        The trading price of our common stock has been highly volatile. For example, the trading price of our common stock has ranged from $0.81 per share to $9.05 per share between January 1, 2004 and August 1, 2005. Our stock price is subject to wide fluctuations in response to a variety of factors, including:

  •
  quarterly variations in operating results;

  •
  announcements of technological innovations;

  •
  announcements of new software or services by us or our competitors;

  •
  changes in financial estimates by securities analysts;

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  general economic conditions; or

  •
  other events or factors that are beyond our control.

        In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of Internet or electronic commerce companies could further depress our stock price regardless of our results. Other broad market fluctuations may decrease the trading price of our common stock. In the past, following declines in the market price of a company's securities, securities class action litigation, such as the class action lawsuits filed against us and certain of our officers and directors in early 2001, has often been instituted against that company. Litigation could result in substantial costs and a diversion of management's attention and resources.

Issuance of the shares of common stock upon conversion of convertible notes, payment of interest, and exercise of warrants will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.

        The issuance of shares of common stock in the following circumstances will dilute the ownership interests of existing stockholders: (1) upon conversion of some or all of the convertible notes (including convertible notes issuable upon exercise of additional investment rights), (2) as obligations to repay principal under the convertible notes in lieu of cash payments at our option, (3) upon exercise of the warrants and (4) solely at our election under certain circumstances, as interest on the convertible notes. Any sales in the public market of this common stock could adversely affect prevailing market prices of our common stock. In addition, the existence of these convertible notes and warrants may encourage short selling by market participants.

We may be required to commence a rescission offer for our securities acquired by the selling stockholders, which may result in our obligation to repay, on an accelerated basis and in cash, some or all of the amounts we received from the selling stockholders.

        Previously, in December 2004, we filed a registration statement relating to the offer and sale of our common shares underlying the securities acquired by the selling stockholders, including the common shares underlying the notes available upon the exercise of the additional invesment rights. We engaged in discussions with the Commission in connection with the Commission's review of the December 2004 registration statement regarding the character of the additional investment rights and the availability of the securities law exemption on which we relied in offering the additional investment rights and the common shares underlying the additional investment rights. As a result of these discussions we amended the December 2004 registration statement to remove the shares of our common stock reserved for issuance upon exercise of these additional investment rights, and we subsequently withdrew the December 2004 registration statement, as amended. On June 8, we filed a new registration statement, of which this prospectus is a part, relating to the offer and sale of our common shares underlying the securities, other than the additional investment rights, acquired by the selling stockholders.

        It is uncertain whether the general solicitation that occurred in connection with the December 2004 registration statement, as subsequently amended and withdrawn, and the June 8, 2005 registration statement, could be held to have resulted in a violation of Section 5 of the Securities Act. We do not believe that a Section 5 violation has occurred. However, it is possible that one might argue that a violation resulted from the public offering of common shares underlying the securities issued in the Private Placement while the Private Placement was deemed to be continuing. Under such a theory, the Private Placement would be deemed to be continuing while the additional investment rights were still outstanding and, as a result, the selling stockholders were still eligible to make an investment decision with regard to the exercise of those rights. Under these circumstances, because the Private Placement could be deemed to be continuing, any general solicitation in connection with the Private Placement securities could be held to have tainted the private placement exemption from registration upon which we relied when issuing securities in the Private Placement. Although the additional investment rights are now expired and any deemed continuation of the private transaction is now terminated, such expiration in itself might not cure a Section 5 violation.

        If we were held by a court to have violated Section 5 of the Securities Act in connection with the November 2004 private placement of securities, such court could order that we remit the consideration paid by the selling stockholders to us for all the securities we sold to them in violation of Section 5 of the Securities Act, with interest, upon the tender back to us of such securities or for damages, if they no longer own such securities. In connection with the financing, we have issued and sold to the selling stockholders $16 million in convertible notes, of which approximately $13.1 million in principal remains unpaid, and warrants to purchase approximately 1.7 million shares of our common stock, none of which have been exercised. Accordingly, our liability to the selling stockholders for a Section 5 violation could be the requirement that we repay in cash on an accelerated basis the remaining principal amount owed under the convertible notes. The accelerated repayment of some or all of the amounts we received from the selling stockholders would leave us with insufficient working capital to conduct our business, and there can be no assurance that we would have sufficient cash to meet such an accelerated repayment obligation. Thus, any finding by a court of competent jurisdiction that we were in violation of Section 5 and therefore must repay amounts outstanding under the convertible notes before they are due to be repaid could have a material adverse effect on our operations. While we might contest any claimed Section 5 violation, any related litigation would be costly to defend and could harm our results of operations, financial condition and liquidity. In addition, we cannot offer any assurance that the extent of our exposure to damages would be limited to the amounts we received from the selling stockholders, plus interest.

        The amount that we currently owe under the convertible notes is already recorded in our financial statements as a current liability. As a result, any uncertainty as to whether or not we violated Section 5 in connection with the private placement of the convertible notes does not affect our financial statements. However, under certain circumstances and at our election, we may satisfy our principal and interest repayment obligations by converting amounts owed into shares of our common stock, under the terms of the notes. In addition, the holders of the notes may elect to convert the outstanding principal amount in whole or in part into our common shares. If any portion of the convertible notes were converted into shares of our common stock, rather than recording these shares on our balance sheet under stockholders' equity, we would record these shares as contingent equity rights, which would be a separate line item on our balance sheet. Recording these shares as a contingent equity right would appropriately reflect the uncertainty as to whether or not these shares were issued in violation of Section 5 of the Securities Act and therefore could carry with them a right of rescission.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference contain forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or similar terms. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference. These statements are only predictions based on our current expectations and projections about future events, and we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the accounts of the selling stockholders. Proceeds, if any, from selling stockholders exercising some or all of the additional investment rights and/or warrants will be used to fund working capital.

SELLING STOCKHOLDERS

        The shares of common stock being offered by the selling stockholders are issuable upon conversion of the currently outstanding convertible notes, upon exercise of the warrants and, solely at our election under certain circumstances, as interest on the convertible notes. For additional information regarding the issuance of those convertible notes and warrants, see "Description of Convertible Notes" and "Description of Warrants." We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the convertible notes, the warrants and the additional investment rights (see "Description of Additional Investment Rights") issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

        The table below lists the selling stockholders and information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes and warrants as of June 6, 2005, assuming conversion of all convertible notes, our election that payment of all interest payments be made in shares of our common stock and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise. The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.

        In accordance with the terms of a registration rights agreement among the Company and the selling stockholders, this prospectus generally covers the resale of at least 150% of the sum of (i) the number of shares of common stock issuable as interest on the convertible notes, which issuance can be made solely at our election under certain circumstances, (ii) the number of shares of common stock issuable upon conversion of the currently outstanding convertible notes and (iii) the number of shares of common stock issuable upon exercise of the related warrants. Because the conversion price of the convertible notes, the interest payable on the convertible notes and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

        Under the terms of the convertible notes and the warrants, a selling stockholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes that have not been converted and upon exercise of the warrants and additional investment rights that have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Shareholder	Number of Shares Owned Prior to Offering(1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)	Number of Shares Owned After Offering
Portside Growth & Opportunity Fund(2)	7,356,063	7,356,063	0
SF Capital Partners Ltd.(3)	5,884,851	5,884,851	0
Manchester Securities Corp.(4)	2,947,426	2,947,426	0
Kings Road Investments Ltd.(5)	5,149,245	5,149,245	0
Provident Premier Master Fund, Ltd.(6)	2,206,820	2,206,820	0

(1)
The number of shares to be sold by the selling stockholders is based on 150% of the estimated number of shares of our common stock issuable to the selling stockholders upon conversion of the currently outstanding convertible notes, upon exercise of the warrants and, solely at our election under certain circumstances, as interest on the convertible notes. In order to estimate the number of shares of common stock issuable to the selling stockholders, we have assumed (a) that all of the convertible notes are converted into shares of our common stock, (b) the initial convertible notes are paid for with shares of our common stock at each installment date of the notes, as opposed to conversion at the election of the selling security holders, (c) the conversion price for all of the initial convertible notes for payment of such installments is $1.12149 per share, which is approximately 92% of the volume-weighted 15 day average trading price of our common stock from May 11, 2005 to June 1, 2005, (d) we have elected that interest on the convertible notes be paid on each quarterly interest date and in shares of our common stock based on a conversion price of $1.12149, (e) our stockholders have approved the issuance of common stock upon conversion of the convertible notes, as interest on the convertible notes and upon exercise of the warrants, and as such, there is not a restriction on the number of shares we can so issue and (f) all warrants are exercised at an exercise price of $3.58 per share. These assumptions are necessary to estimate the number of shares to register for resale. These assumptions may not, and likely will not, occur exactly as assumed. It is possible that more than the 150% of the shares of common stock we estimate to be issued will be issued. To the extent the number of shares we issue to the selling stockholders exceeds the number of shares registered pursuant to the registration statement, of which this prospectus forms a part, we will need to amend the registration statement, or file an additional registration statement, to increase the number of shares registered.

(2)
Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. Ramius Capital is an affiliate of one broker dealer, which will not sell any shares of common stock that Portside may sell under the registration statement and will receive no compensation in connection with sales of such shares registered pursuant to this registration statement.

(3)
Michael A. Roth and Brian J. Stark possess voting and dispositive power over all of the shares owned by SF Capital Partners Ltd. ("SF Capital"). SF Capital is an affiliate of two broker-dealers, with which SF Capital is under common control. SF Capital acquired the shares for investment purposes in the ordinary course of business and had no plans to distribute the shares at the time of acquisition.

(4)
Manchester Securities Corp. ("Manchester") is a wholly-owned subsidiary of Elliott Associates, L.P. Paul E. Singer and Elliott Capital Advisors, L.P., which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. Mr. Singer has sole voting and dispositive power over the securities held by Manchester.

(5)
Kings Road Investments Ltd. ("Kings Road") is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund ("Polygon"). Polygon Investment Partners LLP and Polygon Investment Partners LP (the "Investment Managers"), Polygon, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Kings Road. Alexander Jackson, Reade Griffith and Paddy Dear control the Investment Managers. The Investment Managers, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road.

(6)
The Investment Advisor to Provident Premier Master Fund, Ltd. ("Provident") is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Steven W. Winters and Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares. In addition, Messrs. Winters and Yakomin share voting and dispositive power over the securities held by Provident.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock issuable upon conversion of the currently outstanding convertible notes, upon exercise of the warrants and, solely at our election under certain circumstances, in payment of interest on the convertible notes, to permit the resale of these shares of common stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

        The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

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  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

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  in the over-the-counter market;

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  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

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  through the writing of options, whether such options are listed on an options exchange or otherwise;

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  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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  an exchange distribution in accordance with the rules of the applicable exchange;

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  privately negotiated transactions;

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  short sales;

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  sales pursuant to Rule 144;

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  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

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  a combination of any such methods of sale; and

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  any other method permitted pursuant to applicable law.

        If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

        The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

        The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        We have 2,000,000,000 shares of common stock authorized. As of June 1, 2005, 34,181,112 shares of our common stock were outstanding and held of record by 2,003 stockholders. In addition, as of June 1, 2005, 5,801,943 shares of our common stock were subject to outstanding options.

        Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding convertible preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

        We have 10,000,000 shares of preferred stock authorized. As of June 1, 2005, none of the shares of our preferred stock were outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series.

Anti-Takeover Provisions

        Some provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

  Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person becomes an interested stockholder, unless:

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  our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

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  upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.

        Section 203 defines a "business combination" to include:

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  any merger or consolidation involving us and the interested stockholder;

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  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

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  in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

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  any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

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  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

        In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

  Certificate of Incorporation and Bylaw Provisions

        Our certificate of incorporation and bylaws provide that:

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  no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

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  the approval of holders of at least a majority of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws;

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  our board of directors is expressly authorized to make, alter or repeal our bylaws;

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  in general, stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

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  our board of directors is authorized to issue preferred stock without stockholder approval;

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  directors may only be removed for cause by the holders of a majority of the shares entitled to vote at an election of directors or without cause by the holders of at least two-thirds shares entitled to vote at an election of directors; and

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  we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

        Computershare Trust Company has been appointed as the transfer agent and registrar for our common stock.

Nasdaq National Market Listing

        Our common stock is listed on The Nasdaq National Market under the symbol "BVSN."

DESCRIPTION OF CONVERTIBLE NOTES

        Our convertible notes were issued on November 10, 2004. The following description summarizes the material provisions of the convertible notes. The following description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the convertible notes, including the definitions of certain capitalized terms used in this section, but that are not defined in this section. A copy of the form of convertible note is attached as Exhibit A to the Securities Purchase Agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

General

        On November 10, 2004, we issued an aggregate principal amount of $16 million of convertible notes. Our convertible notes will mature on November 10, 2008 (the "Maturity Date"). The additional $4 million of convertible notes that could have been issued pursuant to the additional investment rights described in "Description of Additional Investment Rights" below expired on July 10, 2005. The amount payable at maturity of each convertible note is the initial principal plus all accrued but unpaid interest thereon, to the extent such principal amount has not been converted into common shares or previously paid in cash, or to the extent such interest has not been previously paid in cash or, solely at our election under certain circumstances, previously been paid in common shares.

Interest

        Commencing on the date the convertible note was issued, interest accrues daily on the principal amount of the convertible note at a rate of 6.00% per year. Interest is payable on the first day of each calendar quarter, commencing on January 1, 2005. Having obtained the approval of our stockholders of our annual meeting of stockholders on May 24, 2005, as required by the rules and regulations of the Nasdaq National Market (the "Nasdaq Rules") for issuances of our common stock in excess of certain aggregate amounts (the "Required Stockholder Approval"), and subject to our satisfaction of the Equity Conditions, we have the option to pay interest either in cash or, solely at our election under certain circumstances in common shares, or a combination of cash and common shares. In order to exercise such right, we must deliver to all the holders of convertible notes an irrevocable written notice stating our election to pay such interest in full on such Interest Date in either cash or common shares or a combination thereof (the "Interest Election Notice"). Such Interest Election Notice shall be delivered at least twenty Trading Days prior to the applicable Interest Date (the "Interest Notice Due Date"). If we elect to pay any interest in common shares, the number of such shares to be issued for such Interest Date shall be the number determined by dividing (x) the amount of interest, by (y) 92% of the "Average Market Price" as of such Interest Payment Date. The "Average Market Price" is the average of the dollar volume-weighted average price of our common stock on each of the fifteen consecutive trading days ending on the fourth trading day immediately preceding the applicable measurement date. Such shares shall be issued and delivered on such Interest Date.

        Interest will cease to accrue on that portion of the convertible note which is converted or paid, including pursuant to an installment conversion right or redemption. We may not reissue a convertible note that has matured or been converted, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such convertible note.

Ranking of Convertible Notes

        The convertible notes are subordinate to all Senior Indebtedness, whether outstanding on the date of issue of the convertible notes or thereafter created, incurred, assumed or guaranteed. The convertible notes are secured by a perfected security interest in all of our assets and in all of the assets of certain of our subsidiaries, which security interest is senior to all other security interests other than security interests of the Senior Indebtedness.

Conversion Rights

        The holder of a convertible note has the right to convert the outstanding principal amount in whole or in part into our common shares at $2.76 per common share, as may be adjusted under the note (the "Conversion Price") by delivering to us a Conversion Notice. If we do not deliver the stock certificates or credit the holder's balance account within five Business Days after the Conversion Date, the holder of the convertible note shall be entitled to rescind such conversion by written notice to us, and we must pay the holder cash in an amount equal to 1.5% of the product of the closing sales price of our common stock on the Conversion Date times the number of shares of our common stock that we did not timely deliver. In addition, if we fail to deliver the certificate or credit the holder's balance account within three Trading Days of the Conversion Date, we will also be required to make certain payments to the holder to make them whole for certain trading losses the holder may incur because of the late delivery.

Installment Payments

        On the first day of each of the fifteen consecutive calendar months beginning on June 1, 2005, we are required to pay $1.1 million to the holders of the initial convertible notes. Having obtained the Required Stockholder Approval and subject to our satisfaction of the Equity Conditions, we have the option to pay an installment amount in cash or common shares, or a combination of cash and common shares. In order to exercise such right, we must deliver to all the holders of convertible notes an irrevocable written notice stating our election to pay such installment amount in full on such Installment Date in either cash or common shares or a combination thereof (the "Company Installment Notice"). Such Company Installment Notice shall be delivered at least twenty Trading Days prior to the applicable Installment Date (the "Installment Notice Due Date"). If we elect or are required to repay any portion of an installment amount in common shares, the number of such shares to be issued for such shall be the number determined by dividing (x) the installment amount being paid in shares, by (y) the lower of (i) 92% of the Average Market Price as of such Installment Date and (ii) $2.76, as may be adjusted under the note. If the Average Market Price is greater than the conversion price calculated in (y) above, then we will be deemed to have elected to pay the installment amount entirely in common shares, unless otherwise notified by a holder. On or before each of June 1, 2005, July 1 and August 1 we made cash installment payments to the convertible note holders in the aggregate amount of approximately $1.1 million per occasion.

        The holder of an initial convertible note may elect to defer the payment of all or a portion of an installment by giving us notice at least ten Trading Days prior to the Installment Date. We may elect to defer the payment of all or a portion of an installment, if the dollar volume-weighted average price of our common stock equals or exceeds 105% of $2.76, as may be adjusted under the note, for each of the ten consecutive Trading Days ending on the first Trading Day prior to the applicable Installment Notice Due Date. A deferral installment shall be paid on the date that is eighteen months after the date of the original Installment Date.

Special Installment Payments

        So long as $5 million is outstanding under the notes and in the event, at the end of a calendar quarter, our U.S. Net Cash Balance is less than $10 million or our Net Cash Balance is less than $15 million (each a "Net Cash Deficiency"), then we shall provide notice to the holders of the Net Cash Deficiency on the date of our quarterly results announcement. We provided this notice to the holders on July 27, 2005. For a period of seven Business Days after our notice to the holders, each holder may provide us a notice requiring us to pay a Special Installment Amount, equal to $1 million for all holders, on each Special Installment Date until there is no longer a Net Cash Deficiency at the end of a calendar quarter (and for not less than three Special Installment Dates). Our payment of the

Special Installment Amount may be in cash and/or common stock pursuant to similar terms as the payment of regular installment amounts.

Redemption of Convertible Notes at Our Option

        Commencing on the date one year after the Effective Date (the "Mandatory Conversion Eligibility Date"), if (i) the daily volume-weighted average price of our common shares has been at or above 200% of the Conversion Price for at least 20 consecutive Trading Days after the Mandatory Conversion Eligibility Date and (ii) the Equity Conditions shall have been satisfied, we have the right to require the holder of a convertible note to convert the convertible note in whole, including interest, into shares of our common stock at $2.76 per common share, as may be adjusted under the note, as set forth and subject to the conditions in the convertible note. If we make the foregoing election with respect to any convertible note, we must make the same election in the same proportion with respect to all convertible notes.

Conversion Price Adjustments

        The Conversion Price will be reduced in certain instances where shares of common stock are sold or deemed to be sold at a price less than the applicable Conversion Price, including the issuance of certain options, the issuance of convertible securities, or the change in exercise price or rate of conversion for options or convertible securities. The Conversion Price will be proportionately adjusted if we subdivide (by stock split, stock dividend, recapitalization or otherwise) or combine (by combination, reverse stock split or otherwise) one or more classes of our common stock.

Change of Control Redemption

        In the event of a Change of Control, a holder may require us to redeem all or a portion of their convertible note. The redeemed portion shall be redeemed at a price equal to the greater of:

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  the product of the redeemed amount multiplied by the ratio of (x) the closing sales price of our common stock immediately following the public announcement of the Change of Control to (y) the Conversion Price; and

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  the redeemed amount multiplied by (a) 105% if the Change of Control occurs within six months of November 10, 2004, (b) 110% if the Change of Control occurs between six months and one year after November 10, 2004, or (c) 120% if the Change of Control occurs after one year after November 10, 2004.

Purchase Right

        In addition to other adjustments, if we grant, issue or sell options, convertible securities, or other rights to purchase stock, warrants, securities or other property pro rata to the holders of our common stock, then the holder of a convertible note will be entitled to acquire on the same terms the same rights or securities as if the holder had held the number of shares of our common stock acquirable upon complete conversion of their convertible note.

Certain Covenants

        Fundamental Transactions. We will not enter into any Fundamental Transaction unless the successor entity assumes our obligations under the convertible notes, pursuant to written agreements satisfactory to the holders of at least a majority of the outstanding principal amounts of the convertible notes. In addition, in the event of a Fundamental Transaction in which the holders of our common stock are to receive securities or assets in respect to or in exchange for their shares, we will insure that the holder of a convertible note will have the right to receive upon conversion or redemption of the note after the Fundamental Transaction such securities or assets, in lieu of the shares or assets that the holder would have been entitled to receive upon conversion or redemption of the note prior to the Fundamental Transaction, that the holder would have received in the Fundamental Transaction if the note had been converted or redeemed immediately prior to the Fundamental Transaction.

        Permitted Indebtedness. So long as any convertible notes are outstanding, we will not, nor will we permit any of our subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness other than Permitted Indebtedness. Additionally, we will not permit the unpaid balance under our Senior Credit Facility to (a) exceed $15 million for more than 10 days in calendar quarter without written consent of holders of at least a majority of the outstanding principal amount of the convertible notes or (b) exceed $15 million for more than 10 consecutive days.

        Liens. While any convertible notes remain outstanding, we will not, nor will we permit any of our subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets owned by us or our subsidiaries, other than Permitted Liens.

        Restricted Payments. We will not, and we will not permit any of our subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make payments on any Permitted Indebtedness (other than Senior Indebtedness consisting of revolving loans) if at the time of such payment an Event of Default has occurred and is continuing.

        Reserved Shares. So long as any convertible notes are outstanding, we will reserve and keep available out of our authorized and unissued common stock, 150% of the number of shares of our common stock necessary to effect the conversion of all of the convertible notes then outstanding pursuant to conversions at the option of the holders.

Issuance Limitations

        Any conversion of a convertible note into shares of our common stock will be limited to the extent that, after giving effect to such conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after the conversion. By written notice to us, the holder may increase the limitation percentage above to any percentage not in excess of 9.99%.

        We will not be obligated to issue any shares of our common stock upon conversion of the convertible notes if the issuance would exceed the aggregate number of shares of our common stock that we may issue upon conversion and exercise of the convertible notes and warrants without breaching the Nasdaq Rules, except that this limitation won't apply once we have obtained the Required Stockholder Approval.

Default and Related Matters

        If an Event of Default occurs, and is continuing with respect to any of our convertible notes, the holder may require us to redeem all or a portion of the convertible note. In the event of a redemption due to an Event of Default, the amount due and owing to the holder of a convertible note shall be the greater of (1) either 120% or 100% of the redeemed amount, depending on the specific Event of Default, and (2) the product of (A) the closing sales price of our common stock on the date immediately prior to the Event of Default and (B) the quotient of the redeemed amount divided by the Conversion Price. Upon the occurrence and during the continuance of an Event of Default, interest on the convertible note will accrue at a rate of 12%.

        In any event of any late payment of any amount, other than interest, due under the convertible note, a late charge equal to 12% per annum will accrue on the late payment until paid in full.

        The remedies pursuant to the convertible note are cumulative.

DESCRIPTION OF WARRANTS

        The warrants were issued on November 10, 2004. The following description summarizes the material provisions of the warrants. The following description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the warrants, including the definitions of certain capitalized terms used in this section, but that are not defined in this section. A copy of the form of warrant is attached as Exhibit B to the Securities Purchase Agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

General

        On November 10, 2004, we issued warrants to purchase an aggregate of 1,739,130 shares of our common stock at an exercise price of $3.58, subject to certain adjustments. The warrants may be exercised at any time between May 10, 2005 and sixty-six months after their issuance date. Any warrants not exercised prior to such time will expire.

Exercise of Warrants

        In the event that a warrant is not exercised in full, the number of common shares to be available for purchase thereunder shall be reduced by the number of such common shares for which that warrant is exercised. If we do not deliver the stock certificates or credit the holder's balance account within three Business Days after we receive the exercise delivery documents, we must pay the holder cash in an amount equal to 1.0% of the product of the closing sales price of our common stock on the day prior to last day we were allowed to deliver the shares without penalty times the number of shares of our common stock that we did not timely deliver. In addition, if we fail to deliver the certificate or credit the holder's balance account within three Business Days after we receive the exercise delivery documents, we will also be required to make certain payments to the holder to make them whole for certain trading losses the holder may incur because of the late delivery.

        If a Registration Statement covering the shares issuable upon exercise of the warrant is not available for the resale of those shares, upon exercise of the warrant by the holder and in lieu of making the cash payment, the holder may elect to receive the Net Number of shares of our common stock according to the formula in the warrant.

Issuance Limitations

        Other than in connection with a Fundamental Transaction, any exercise of a warrant into shares of our common stock will be limited to the extent that, after giving effect to such exercise, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after the exercise. By written notice to us, the holder may increase the limitation percentage above to any percentage not in excess of 9.99%.

        We will not be obligated to issue any shares of our common stock upon exercise of the warrants if the issuance would exceed the aggregate number of shares of our common stock that we may issue upon conversion and exercise of the convertible notes and warrants without breaching the Nasdaq Rules, except that this limitation won't apply once we have obtained the Required Stockholder Approval.

Exercise Price Adjustments

        The Exercise Price will be reduced in certain instances where shares of common stock are sold or deemed to be sold at a price less than the applicable Exercise Price, including the issuance of certain options, the issuance of convertible securities, or the change in exercise price or rate of conversion for option or convertible securities. The Exercise Price will be proportionately adjusted if we subdivide (by stock split, stock dividend, recapitalization or otherwise) or combine (by combination, reverse stock split or otherwise) one or more classes of our common stock.

        In the event we declare or make any dividend or other distribution of our assets to holders of our shares of common stock, the Exercise Price will be reduced by multiplying the Exercise price by a fraction of which (i) the numerator is the closing bid price of our common stock on the trading day prior to the record date of the Distribution minus the value of the Distribution applicable to one share of our common stock and (ii) the denominator is the closing bid price on the trading day prior to the record date of the Distribution. The number of warrant shares into which a warrant can be exercised will be increased proportionately.

Purchase Right

        In addition to other adjustments, if we grant, issue or sell options, convertible securities, or other rights to purchase stock, warrants, securities or other property pro rata to the holders of our common stock, then the holder of a warrant will be entitled to acquire on the same terms the same rights or securities as if the holder had held the number of shares of our common stock into which their warrant is exercisable.

Fundamental Transactions

        We will not enter into any Fundamental Transaction unless the successor entity assumes our obligations under the warrant, pursuant to written agreements satisfactory to the holders of warrants representing at least a majority of the shares of common stock underlying the outstanding warrants, including the issuance of appropriate replacement warrants. In addition, in the event of a Fundamental Transaction in which the holders of our common stock are to receive securities or assets in respect to or in exchange for their shares, we will insure that the holder of a warrant will have the right to receive upon exercise of the warrant after the Fundamental Transaction such securities or assets that the holder would have received in the Fundamental Transaction if the warrant had been exercised prior to the Fundamental Transaction.

Warrant Holder not a Stockholder

        Except as otherwise provided in the warrant, the holders of the warrants, solely in their capacities as holders of warrants, shall not be deemed to be stockholders of the Company nor have the rights of stockholders of the Company.

DESCRIPTION OF ADDITIONAL INVESTMENT RIGHTS

        The additional investment rights were issued on November 10, 2004 and expired, none of them having been exercised, on July 10, 2005. A copy of the form of additional investment right is attached as Exhibit C to the Securities Purchase Agreement, which is an exhibit to the Company's Current Report on Form 8-K filed with the Commission on November 10, 2004.

LEGAL MATTERS

        Cooley Godward LLP, San Francisco, California will pass upon the validity of the common stock offered by this prospectus for us.

EXPERTS

        Our consolidated financial statements and financial statement schedule as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, and our management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods as set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, DC 20549

        You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. In addition, you can review copies of this information and the registration statement through the SEC's "EDGAR" (Electronic Data Gathering, Analysis and Retrieval) System, available on the SEC's website (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the SEC modifies and replaces such information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus (other than any portion of such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

  •
  the annual report on Form 10-K for the year ended December 31, 2004, filed on March 15, 2005;

  •
  the quarterly report on Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005;

  •
  the quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed on August 9, 2005;

  •
  our current reports on Form 8-K filed on April 6, 2005, April 20, 2005, July 5, 2005, July 27, 2005, July 29, 2005 and August 1, 2005; and

  •
  the description of our common stock contained in our registration statement on Form 8-A, filed on April 19, 1996, including any amendment or report filed for the purpose of updating such description.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Broadvision, Inc., Attention: Corporate Secretary, BroadVision, Inc., 585 Broadway, Redwood City, California 94063, (650) 261-5100.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee.

Amount
SEC Registration	$9,368
Accounting fees and expenses	50,000
Printing and engraving expenses	15,000
Legal fees and expenses	400,000
Transfer agent and registrar fees	10,000
Miscellaneous fees and expenses	25,000

Total	$484,368

Item 15. Indemnification of Directors and Officers

        As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) we are required to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

        We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the Company regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        We maintain a directors' and officers' insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the Company for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

        The registration rights agreement between the company and the selling stockholders provides for indemnification by the selling stockholders of us and our officers and directors for certain liabilities arising under the Securities Act of 1933.

Item 16. Exhibits

The exhibits are as set forth in the Exhibit Index.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  To include any material information with respect to the distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California on the 30th day of August 2005.

BROADVISION, INC.
By:
/s/ PEHONG CHEN Pehong Chen President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ PEHONG CHEN Pehong Chen	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	August 30, 2005
/s/ WILLIAM E. MEYER William E. Meyer	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 30, 2005
/s/ DAVID L. ANDERSON * David L. Anderson	Director	August 30, 2005
/s/ JAMES D. DIXON * James D. Dixon	Director	August 30, 2005
/s/ T. MICHAEL NEVENS * T. Michael Nevens	Director	August 30, 2005
/s/ ROBERT LEE * Robert Lee	Director	August 30, 2005
/s/ RODERICK C. MCGEARY * Roderick C. McGeary	Director	August 30, 2005

*	/s/ WILLIAM E. MEYER William E. Meyer, as Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description
3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(2)	Certificate of Amendment of Certificate of Incorporation.
3.3(3)	Amended and Restated Bylaws
4.1(1)	References are hereby made to Exhibits 3.1 to 3.2.
4.5(4)	Amended and Restated Registration Rights Agreement dated April 5, 2005 among the Company and certain investors listed on Exhibit A thereto.
4.6(5)	Amendment to Amended and Restated Registration Rights Agreement dated May 9, 2005.
5.1(6)	Opinion of Cooley Godward LLP.
23.1(6)	Consent of Cooley Godward LLP (included in Exhibit 5.1).
23.2	Consent of BDO Seidman, LLP.
24.1(6)	Power of Attorney.

(1)
Incorporated by reference to the Company's Registration Statement on Form S-1 filed on April 19, 1996 as amended by Amendment No. 1 filed on May 9, 1996, Amendment No. 2 filed on May 29, 1996 and Amendment No. 3 filed on June 17, 1996.

(2)
Incorporated by reference to the Company's Proxy Statement filed on May 14, 2002.

(3)
Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004.

(4)
Incorporated by reference to the Company's Current Report on Form 8-K filed on April 6, 2005.

(5)
Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005.

(6)
Filed previously with the Company's Registration Statement on Form S-3 filed on June 8, 2005 (SEC File No. 333-125640).

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
RECENT DEVELOPMENTS
EXPLANATORY NOTE
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CONVERTIBLE NOTES
DESCRIPTION OF WARRANTS
DESCRIPTION OF ADDITIONAL INVESTMENT RIGHTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX